

May 25, 2017

Via Email
Mr. Hakeem Balogun
Charge d'Affaires, a.i.
Embassy of The Federal Republic of Nigeria
3519 International Court, NW
Washington, DC  20008

> **Re:** **The Federal Republic of Nigeria**
> **Amendment No. 1 to Registration Statement under Schedule B**
> **Filed May 17, 2017**
> **File No. 333-216840**

Dear Mr. Balogun:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Federal Government Revenues, page 157

1. We reissue comment 18 in our letter dated April 14, 2017.  Please include a discussion of how you tax individuals and businesses, including a discussion of tax rates.

Recurrent Expenditure, page 161

2. We note your response to comment 22 in our letter dated April 14, 2017.  Please discuss any controversies surrounding the past use of the Service Wide Votes account.

<u>Closing Comment</u>

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3258 with any questions.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc:     Monday Usiade
        The Federal Republic of Nigeria

        E. Whitney Debevoise
        Arnold & Porter Kaye Scholer LLP